June 20, 2018

VIA EDGAR and OVERNIGHT DELIVERY

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DTZ Jersey Holdings Limited

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted May 22, 2018

CIK No. 0001628369

Dear Ms. Barros:

On behalf of DTZ Jersey Holdings Limited (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated June 12, 2018, with respect to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on May 22, 2018.

The Company has filed today its initial Registration Statement on Form S-1 (the “Registration Statement”), together with this letter via EDGAR submission. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the draft version submitted on May 22, 2018.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the Registration Statement.

General

1.	We note your disclosure that, after the completion of the reorganization, you will be a public limited company organized under the laws of England and Wales. Please revise your disclosure to compare the material differences between the laws of England and Wales and those of the United States as they relate to the company and the rights of its shareholders.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the related disclosure on pages 153-158 in response to the comment.

Summary Historical Consolidated Financial and Other Data, page 13

2.	Please clarify your basis for presenting prior year pro forma financial information. Your response should address your consideration of the guidance outlined within Rule 11-02(c)(2) of Regulation S-X in determining appropriateness.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company followed the guidance set forth in section 9220.8 of the Division of Corporation Finance’s Financial Reporting Manual (the “Manual”). As explained in the “Note” to section 9220.8 of the Manual, a Company may provide a previously filed annual pro forma income statement for purposes of providing a supplemental comparison of pro forma results. The Note further describes that the Staff would not object

Ms. Sonia Gupta Barros

Securities and Exchange Commission

to the presentation in the above example even if the pro forma information had not been previously filed (e.g., in an IPO situation, where the company did not have an obligation to file pro forma information related to the acquisition; the staff would look to what the company’s pro forma disclosure obligation pursuant to Regulation S-X 11-02(c)(2)(i) would have been, had it filed a registration statement at that time). The pro forma statements of operations for the year ended December 31, 2015 and for the year ended December 31, 2014 comply with the requirements of Article 11 of Regulation S-X as required by the guidance in the Manual. The supplemental pro forma financial information was not previously filed given that the Company had no obligation to furnish pro forma information related to the acquisition as it was not a registrant. However, the pro forma financial information has been prepared in accordance with what the obligation would have been had it been a registrant at the time of the applicable transactions as prescribed by the Note to 9220.8.

The Company also respectfully submits that investors would benefit from the inclusion of supplemental discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations given that (a) the historical results for the 2015 and 2014 fiscal years are not comparable to the results for the years ended December 31, 2017 and 2016 because of the significant merger and acquisition transactions that were completed during 2015 and 2014; and (b) due to the difference in the predecessor fiscal year end in 2014. Supplementing the audited financial statements included in the filing for the year ended December 31, 2015 and selected financial data included in the filing for (1) the fiscal year ended June 30, 2014; (2) the period from July 1, 2014 through November 4, 2014; and (3) the period from November 5, 2014 through December 31, 2014 with pro forma financial information for the years ended December 31, 2015 and 2014 allows for a more meaningful comparison of the results for the years ended December 31, 2014 through 2017.

3.	Notwithstanding our above comment, we have considered your response to comment 5. We believe presenting the pro forma data in columnar format, accompanied by footnote explanation of adjustments as outlined within Rule 11-02(b)(4) and (6) of Regulation 5-X, would be more appropriate for the circumstances. Please revise accordingly.

Response

The Company respectfully acknowledges the Staff’s comment and has revised the filing on pages 54-65 to present the pro forma financial information for the years ended December 31, 2015 and 2014 in columnar format, accompanied by footnote explanations of adjustments as outlined within Rule 11-02(b)(4) and (6) of Regulation S-X.

Principal Shareholders, page 128

4.	We note your disclosure in footnote 2 that PAG Asia Capital Limited may be deemed to be the beneficial owner of the PAG Asia Capital Shares. Please revise to identify the natural persons with voting and dispositive power over the shares held by PAG Asia Capital.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the related disclosure on pages 141-142 in response to the comment.

Supplemental Response to Comment 19 from Staff’s prior letter of May 10, 2018

19.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft opinions for us to review. The draft opinions should be filed as EDGAR correspondence.

In response to Comment 19 from the Staff’s prior letter of May 10, 2018, the Company respectfully acknowledges the Staff’s comments and advises the Staff a tax opinion is not necessary under these circumstances. Under Regulation S-K Item 601(b)(8) a tax opinion is only required for filings on Form S-11, filings to which Securities Act Industry Guide 5 applies, roll-up transactions and registered offerings where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. The Company advises the Staff that the above considerations do not apply to the Registration Statement and the Company does not believe there are any material tax matters relating to the offering that would otherwise require a tax opinion.

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Ms. Sonia Gupta Barros

Securities and Exchange Commission

Please direct any comments regarding this submission to Brett Soloway at (312) 470-1800 or Helena K. Grannis at (212) 225-2376.

Sincerely,

/s/ Brett Soloway

Brett Soloway
Executive Vice President, General Counsel and Corporate Secretary

cc:	Rahul Patel

Babette Cooper

Wilson K. Lee

Securities and Exchange Commission

Jeffrey D. Karpf

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP

Patrick O’Brien

Thomas J. Fraser

Ropes & Gray LLP

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